Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE RESTATED CERTIFICATE OF INCORPORATION
OF SIPEX CORPORATION

Clyde R. Wallin hereby certifies that:

1. He is the duly elected and acting Secretary of Sipex Corporation, a corporation organized and existing under the laws of the state of Delaware (the “Corporation”).

2. The Certificate of Incorporation of the Company initially was filed with the Secretary of State of the State of Delaware on April 9, 2003. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 28, 2003.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation amends the provisions of the Amended and Restated Certificate of Incorporation.

4. The terms and provisions of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation (i) have been approved by the Board of Directors of the Corporation in a resolution setting forth and declaring advisable the amendment contained herein and (ii) have been duly approved by the required number of shares of outstanding stock of the Corporation, in each case pursuant to and in accordance with Section 242 of the Delaware General Corporation Law.

5. Section A of Article VI of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“A. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board pursuant to a resolution duly adopted by a majority of the Board. The directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be classified, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, as nearly equal in number as possible, with Class I to be originally elected for a term expiring at the first annual meeting of stockholders to be held after the effectiveness of this amendment to this Certificate of Incorporation, Class II to be originally elected for a term expiring at the second annual meeting of stockholders to be held after the effectiveness of this amendment to this Certificate of Incorporation, and Class III to be originally elected for a term expiring at the third annual meeting of stockholders to be held after the effectiveness of this amendment to this Certificate of Incorporation, with each class to hold office until its successor is duly elected and qualified. At each succeeding annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.”

IN WITNESS WHEREOF, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, which amends certain provisions of the Amended and Restated Certificate of Incorporation of the Corporation, having been duly adopted in accordance with Section 242 of the Delaware General Corporation Law, has been duly executed by its Secretary, this 30 day of November 2006.

/s/ Clyde R. Wallin
Clyde R. Wallin, Secretary